UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Langhammer, Fred H.
   The Estee Lauder Companies Inc.
   767 Fifth Avenue
   New York, NY  10153
2. Issuer Name and Ticker or Trading Symbol
   The Estee Lauder Companies Inc.
   EL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   July 31, 2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chief Executive Officer and President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Stock Unit (Share Payo|1 for 1 |10/02|A(1)|V|341        |A  |(2)  |(2)  |Class A Comm|341    |$35.72 |            |D  |            |
ut)                   |        |/2001|    | |           |   |     |     |on Stock    |       |       |            |   |            |
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Stock Unit (Share Payo|1 for 1 |01/03|A(1)|V|377        |A  |(2)  |(2)  |Class A Comm|377    |$32.34 |            |D  |            |
ut)                   |        |/2002|    | |           |   |     |     |on Stock    |       |       |            |   |            |
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Stock Unit (Share Payo|1 for 1 |04/02|A(1)|V|369        |A  |(2)  |(2)  |Class A Comm|369    |$34.05 |            |D  |            |
ut)                   |        |/2002|    | |           |   |     |     |on Stock    |       |       |            |   |            |
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Stock Unit (Share Payo|1 for 1 |07/01|A(4)|V|54,752     |A  |(2)  |(2)  |Class A Comm|54,752 |$36.53 |            |D  |            |
ut)                   |        |/2002|    | |           |   |     |     |on Stock    |       |       |            |   |            |
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Stock Unit (Share Payo|1 for 1 |07/02|A(1)|V|336        |A  |(2)  |(2)  |Class A Comm|336    |$36.46 |302,054     |D  |            |
ut)                   |        |/2002|    | |           |   |     |     |on Stock    |       |       |            |   |            |
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Option (Right to Buy) |$32.15  |07/10|A   |V|500,000    |A  |(3)  |(3)  |Class A Comm|500,000|$32.15 |500,000     |D  |            |
                      |        |/2002|    | |           |   |     |     |on Stock    |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Represents dividend equivalents on outstanding stock units.
2. The Stock Units will be paid out in shares at a time to be determined by the Company, but in no event later than ninety days after the Reporting
Person's termination of employment.
3. Options granted pursuant to the 2002 Share Incentive Plan in respect of 33,000 shares exercisable from and after January 1, 2004; 33,000 shares exercisable from and after January 1, 2005; 34,000 shares exercisable from and after January 1, 2006.
4. Stock Units granted pursuant to Fiscal 2002 Share Incentive
Plan.